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                       Century Properties Fund XV

                         Summary of Appraisals

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                                   (a)

                        Preston Creek Apartments
                             Dallas, Texas

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Preston Creek Apartments                                       April 30, 1996
Dallas, Texas                                                          Page 1

                SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name:                   Preston Creek Apartments

Location of Property:            5902 Preston Oaks Road, Dallas, Dallas
                                 County, Texas.

Purpose of the Appraisal:        To estimate the market value of the subject
                                 property.

Property Rights Appraised:       Fee Simple Estate

Highest and Best Use:            As Vacant - Multifamily residential
                                 development.

                                 As Improved - Considered to be that of the existing improvements.

Site Data and Zoning:            The subject site is irregular in shape and
                                 contains approximately 11,567 acres of land zoned MF-1A by the City of Dallas. The existing improvements represents a legal and conforming use of the site. See Description of the Subject Site for details.

Improvement Data:                The subject consists of 228 apartment units
                                 totaling 216,600 square feet of net rentable area. The structural improvements consist of 30 two-story residential buildings and a clubhouse/leasing building. Exterior walls consist of painted wood and stucco with vinyl siding with pitched roofs. Additional amenities and site improvements include a swimming pool, two tennis courts, laundry facilities, and a leasing office/clubhouse building. The site is further improved with paved surface parking areas, concrete walkways, and landscaping. The improvements were completed in 1979 and are in average condition.

Tenant Data:                     The Preston Creek Apartments cater primarily
                                 to  adults employed in the surrounding area.
                                 Lease terms are typically six to 12 months in duration. The subject is reportedly 97% occupied as of the date of appraisal.

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Preston Creek Apartments                                       April 30, 1996
Dallas, Texas                                                          Page 2

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

Date of Value Estimate:          March 14, 1996

Summary of Stabilized Pro Forma:


                                     Totals            Per Apartment
                                     ------            -------------


        Potential Gross Income     $1,771,373            $7,769
        Vacancy & Credit Loss        (141,710)             (622)
                                   ----------            ------
        Effective Gross Income     $1,629,663            $7,148
        Operating Expenses           (828,500)           (3,634)
                                   ----------            ------
        Net Operating Income       $  801,163            $3,514
        Capitalization Rate              9.75%



VALUE CONCLUSIONS

The Income Capitalization Approach: $8,200,000

The Sales Comparison Approach:      $8,400,000

Final Value Estimate:               $8,200,000